UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE  SECURITIES EXCHANGE ACT OF 1934

For the Month of   February 2014

File No.   000-55111

San Antonio Ventures Inc.

(Name of Registrant)

3750 West 49th Avenue, Vancouver, British Columbia, Canada V6N 3T8

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

San Antonio Ventures Inc.

(Registrant)

Dated: March 17, 2014	By: /s/ "Christopher Dyakowski" Christopher Dyakowski President and CEO

Exhibits:

99.1

Interim Financial Statements for the Period ended December 31, 2013.

99.2

Management Discussion and Analysis

99.3

Certification of CEO

99.4

Certification of CFO